                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------


                              Amendment Number 3 to

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  --------------------------------------------

                               UNIVAR CORPORATION
                            (Name of Subject Company)
                   -------------------------------------------
                               UNIVAR CORPORATION
                        (Name of Person Filing Statement)
                   -------------------------------------------
                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   913353 10 8
                      (CUSIP Number of Class of Securities)

                   -------------------------------------------

                                William A. Butler
            Vice President, General Counsel, and Corporate Secretary
                               Univar Corporation
                               6100 Carillon Point
                               Kirkland, WA 98033
                                 (206) 889-3400
                  (Name, address and telephone number of person
        authorized to receive notice and communications on behalf of the person filing statement)
                   -------------------------------------------
                                    COPY TO:
                                 Richard B. Dodd

                           Christopher H. Cunningham

                              Preston Gates & Ellis
                              5000 Columbia Center
                                701 Fifth Avenue
                                Seattle, WA 98104
                                 (206) 623-7580
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

         This Amendment Number 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Univar Corporation, a Washington corporation ("Company"), filed with the Securities and Exchange Commission on June 7, 1996, and amended by Amendment Number 1 to the Schedule 14D-9 filed with the Securities and Exchange Commission on July 8, 1996, and further amended by Amendment Number 2 to the Schedule
14D-9 filed with the Securities and Exchange Commission July 9, 1996 relating to the offer to purchase all of the outstanding Company common shares, no par value per share (the "Shares"), by UC Acquisition Corp., a Washington corporation ("Buyer") and an indirect, wholly-owned subsidiary of Royal Pakhoed N.V. (a translation of Koninklijke Pakhoed N.V.), a Netherlands limited liability company ("Parent") for $19.45 per Share, net to the seller in cash. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED


         As announced by Company in a press release issued on July 16, 1996 (the "July 16 Press Release"), the Offer expired by its terms at 8:00 p.m., New York City time, on July 15, 1996. As a result of the expiration of the Offer, a total of 17,482,744 Shares were tendered pursuant to the Offer. The Shares tendered, together with the Shares currently owned by Parent and its affiliates, constitute 95.92% of the Company's outstanding Shares.



         As previously announced and described in the Schedule 14D-9, any Shares not purchased in the Offer will be acquired in a subsequent merger transaction at the same $19.45 per Share cash price. The merger is expected to be completed in the next few months. A copy of the text of the July 16 Press Release is filed as Exhibit 18 hereto and is incorporated herein by reference.



         Other than the Shares owned by Parent and its affiliates, there are approximately 885,589 Shares outstanding which continue to be eligible for trading on the New York Stock Exchange.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT
NUMBER                  DESCRIPTION
- ------                  -----------
99. 1.   Agreement and Plan of Reorganization, dated May 31, 1996*

99. 2.   Form of Director's and Officer's Agreement*

99. 3.   Agreement with The Dow Chemical Company, dated May 31, 1996*

99. 4.   Form of Merger Agreement*

99. 5.   1986 Standstill Agreement*

99. 6.   Excerpt from Company's 1995 Proxy Statement relating to Change of
         Control Agreements*

99. 7. Form of letter to Company's Officers clarifying and amending certain change of control agreements, list of executive officers, and schedule of payments*

99. 8.   Excerpt from Company's 1995 Proxy Statement relating to Executive
         Officer Compensation*

99. 9. Certain information relating to compensation arrangements and benefits payable to officers and directors for the fiscal year ended
         February 29, 1996 which Company intends to file as an amendment to its 1996 Form 10-K*

99.10. Excerpt from Company's 1995 Proxy Statement relating to indemnification of directors and officers*

99.11.   Press Release of Company, issued June 3, 1996*

99.12.   Confidentiality Agreement dated April 12, 1996*

99.13.   Due Diligence Agreement dated April 22, 1996*

99.14.   Opinion of Schroder Wertheim & Co. Incorporated, dated May 31, 1996*

99.15.   Letter, dated June 7, 1996, from the Chairman of the Board and Chief
         Executive Officer to the Shareholders of Company*

99.16.   Letter, dated June 14, 1996, to Participants in Company's Uni$aver
         Tax Savings Investment Plan from Drew MacAfee, Vice President of
         Human Resources, Univar Corporation regarding tender offer and its effect on Uni$aver Tax Savings Investment Plan.*

99.17    Press Release issued by Company dated July 9, 1996*

99.18    Press Release issued by Company dated July 16, 1996


* Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 19, 1996       UNIVAR CORPORATION


                           By:      /s/ William A. Butler
                                    WILLIAM A. BUTLER
                                    VICE PRESIDENT, GENERAL COUNSEL,
                                    AND CORPORATE SECRETARY

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                  DESCRIPTION
- ------                  -----------
99. 1.   Agreement and Plan of Reorganization, dated May 31, 1996*

99. 2.   Form of Director's and Officer's Agreement*

99. 3.   Agreement with The Dow Chemical Company, dated May 31, 1996*

99. 4.   Form of Merger Agreement*

99. 5.   1986 Standstill Agreement*

99. 6.   Excerpt from Company's 1995 Proxy Statement relating to Change of
         Control Agreements*

99. 7. Form of letter to Company's Officers clarifying and amending certain change of control agreements, list of executive officers, and schedule of payments*

99. 8.   Excerpt from Company's 1995 Proxy Statement relating to Executive
         Officer Compensation*

99. 9. Certain information relating to compensation arrangements and benefits payable to officers and directors for the fiscal year ended
         February 29, 1996 which Company intends to file as an amendment to its 1996 Form 10-K*

99.10. Excerpt from Company's 1995 Proxy Statement relating to indemnification of directors and officers*

99.11.   Press Release of Company, issued June 3, 1996*

99.12.   Confidentiality Agreement dated April 12, 1996*

99.13.   Due Diligence Agreement dated April 22, 1996*

99.14.   Opinion of Schroder Wertheim & Co. Incorporated, dated May 31, 1996*

99.15.   Letter, dated June 7, 1996, from the Chairman of the Board and Chief
         Executive Officer to the Shareholders of Company*

99.16.   Letter, dated June 14, 1996, to Participants in Company's Uni$aver
         Tax Savings Investment Plan from Drew MacAfee, Vice President of
         Human Resources, Univar Corporation regarding tender offer and its effect on Uni$aver Tax Savings Investment Plan.*

99.17    Press Release issued by Company dated July 9, 1996*

99.18    Press Release issued by Company dated July 16, 1996

* Previously filed.